SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K




     [X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                    For the plan year ended December 31, 1995


                                       OR


     [ ]          TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition Period from ______ to ______


                          Commission file number 1-3916




                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

                              (full title of plan)


                            ARTRA GROUP INCORPORATED
                               500 Central Avenue
                            Northfield Illinois 60093

           (Name of issuer of the securities held pursuant to the plan and address of its principal executlve office)

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                Table of Contents



                                                                    Page
                                                                   Number
                                                                   ------

    Report of Independent Accountants                                 2


    Financial Statements


      Statements of Net Assets Available for Plan Benefits
         at December 31, 1995 and 1994                                3

      Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended
         December 31, 1995 and 1994                                   4

      Notes to the Financial Statements                             5 - 8

      Signatures                                                      9


    Supplemental Schedules

      Item 27a - Schedule of Assets Held for
         Investment  Purposes at December 31, 1995                   10

      Item 27d - Schedule of Reportable Transactions
         for  the year ended December 31, 1995                       11





    Schedules I, II and III have been omitted because the required information is shown in the Financial Statements or is not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustees
ARTRA GROUP INCORPORATED EMPLOYEE STOCK OWNERSHIP PLAN
Northfield, Illinois


We have audited the financial statements of the ARTRA GROUP INCORPORATED EMPLOYEE STOCK OWNERSHIP PLAN (the "Plan") as listed in the index on page 1 of this Form 11-K. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Board of Directors of ARTRA GROUP Incorporated approved a plan of termination effective August 1, 1995, and the Company commenced liquidation shortly thereafter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND
Chicago, Illinois
June 21, 1996

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1995 and 1994

                        (in thousands, except share data)




                                                                  1995      1994
                                                                ------    ------

Assets:
  Interest bearing cash and cash equivalents                    $   11    $    3


  ARTRA GROUP Incorporated common stock
      (271,775 shares in 1995 and 277,590 shares
       in 1994; cost $1,480 in 1995 and $1,530 in 1994)          1,665     1,596

  Employer contribution receivable
      (ARTRA GROUP Incorporated
        common stock, 15,000 shares)                              --          86
                                                                ------    ------

                 Net assets available for  Plan benefits
                                                                $1,676    $1,685
                                                                ======    ======









The accompanying notes are an integral part of the financial statements.

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 For the years ended December 31, 1995 and 1994

                                 (in thousands)




                                                             1995         1994
                                                           -------      -------

Additions:
   Employer contributions                                  $    27      $   (36)
   Net appreciation in fair value of investment                 86         --
                                                           -------      -------
                              Total additions                  113          (36)
                                                           -------      -------

Deductions:
   Net depreciation in fair value of investment               --            229
   Withdrawals and distributions to participants               122          125
                                                           -------      -------
                              Total deductions                 122          354
                                                           -------      -------



Net deductions                                                  (9)        (390)
Net assets available for plan benefits,
  beginning of year                                          1,685        2,075
                                                           -------      -------
Net assets available for plan benefits,
  end of year                                              $ 1,676      $ 1,685
                                                           =======      =======









The accompanying notes are an integral part of the financial statements.

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS




1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the ARTRA GROUP Incorporated Employee Stock Ownership Plan ("ESOP" or the "Plan") are prepared using the accrual basis of accounting. The investment in ARTRA GROUP Incorporated ("ARTRA" or the "Company") common stock is stated at quoted market value.

Sales of investments are reflected on a settlement date basis. Gains or losses on sales of securities are based on average cost. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains and losses and the change in the unrealized appreciation (depreciation) of investments held at year-end.

Expenses of the Plan and its administration are paid by the Company and its affiliates, except that brokerage commissions and transfer taxes on cash distributions are paid by the participant receiving the distribution. The Company and its affiliates have elected to pay these expenses; however, the Company and its affiliates may cease to pay all or some of these expenses, in which event they will be paid by the Trustee out of the assets of the Plan.


2.       PLAN DESCRIPTION AND STATUS

The Plan, which became effective June 1, 1990, was designed to enable participants to acquire stock ownership interests in ARTRA and to share in the growth and prosperity of ARTRA and its affiliated companies. The Plan sponsor has the right under the Plan to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of a Plan termination, participants become fully vested in their Employer contribution accounts and are entitled to a distribution.

Effective August 1, 1995, the Company terminated the ESOP and commenced the process of distributing the related fully vested Employee accounts to the ESOP's participants. Since the termination of the ESOP occurred prior to the end of the Plan year, the Plan is required, under generally accepted accounting principles, to present its financial statements on a liquidation basis of accounting. This basis requires that all assets and liabilities be recorded at their fair value. The Plan assets consist entirely of ARTRA common stock and cash, and the Plan has been reporting the fair market value of these assets historically in its financial statements. Since this method of accounting is in accordance with the liquidation basis of accounting, no adjustment to the Plan's financial statements is required at December 31, 1995.

Plan assets are invested principally in ARTRA common stock. The Plan is administered by ARTRA and its duly authorized agent, an employee of the Company. Eligible employees became participants in the Plan after completing one year of service. The provisions of the Plan are detailed in the official Plan document, which governs the operations of the Plan. The following is an overview of the major Plan provisions. The official Plan document should be reviewed for a complete description of Plan provisions. There were 898 and 920 employees participating in the Plan as of December 31, 1995 and 1994 respectively.

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

                   NOTES TO FINANCIAL STATEMENTS - (continued)




Contributions to the Plan were made by ARTRA and its affiliated companies who participate in the Plan, subject to the authorization and discretion of ARTRA's Board of Directors. Contributions may be paid to the Trust in cash or shares of ARTRA common stock. Cash contributions to the Plan, except for nominal amounts used for Plan expenses or the purchase of fractional shares from withdrawing participants, must be invested in ARTRA common stock. The Plan did not allow for participant contributions. All Employer contributions made on behalf of a participant for a particular Plan year were allocated to the participant's Employer contribution account as of the last day of the Plan year (December 31) based on certain eligibility requirements, as defined. Contributions and forfeitures were allocated in the same proportion that the percentage of the participant's compensation for the Plan year bears to the compensation of all participants for the Plan year.

Upon termination of employment by reason of retirement, disability or death, the balance of a participant's Employer contribution account became fully vested. Due to the August 1, 1995 Plan termination, all active participants became fully vested in their Employer contribution accounts. Prior to August 1, 1995, upon termination of employment for reason other than retirement, disability or death, the vested value of a participant's Employer contribution account was based upon years of service as follows:

            Years of Vesting Service                   Vested Percentage
            ------------------------                   -----------------
            Less than 3                                         0%
            3 but less than 4                                  20%
            4 but less than 5                                  40%
            5 but less than 6                                  60%
            6 but less than 7                                  80%
            7 or more                                         100%

Participants who reached normal retirement age were automatically fully vested in their Employer contribution accounts.


3.       CONTRIBUTIONS

During 1995, ARTRA's Board of Directors authorized a contribution of 8,750 ARTRA common shares for the period January 1, 1995 through July 31, 1995. The Plan valued these shares at their fair market value on the date of receipt of $42,000 ($4.75 per share).

Effective December 1994, ARTRA's Board of Directors authorized a contribution of 15,000 ARTRA common shares for the plan year ending December 31, 1994 and the Plan accrued the contribution in its financial statements at its fair value of $86,000 ($5.75 per share). The 15,000 shares were subsequently transferred to the Plan during 1995. The Plan valued these shares at their fair market value on the date of receipt of $71,000 ($4.75 per share) and reversed the excess of their fair market value accrued at December 31, 1994 over their fair market value on the date of receipt.

Effective December 1993, ARTRA's Board of Directors authorized a contribution of 65,000 ARTRA common shares for the plan year ending December 31, 1993 and the Plan accrued the contribution in its financial statements at its fair value of $447,000 ($6.875 per share). The 65,000 shares were subsequently transferred to the Plan during 1994. The Plan valued these shares at their fair market value on the date of receipt of $325,000 ($5.00 per share) and reversed the excess of their fair market value accrued at December 31, 1993 over their fair market value on the date of receipt.

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

                   NOTES TO FINANCIAL STATEMENTS - (continued)




Contributions to the Plan by ARTRA and its wholly owned subsidiary Bagcraft Corporation of America ("Bagcraft") for the years ended December 31, 1995 and 1994 (in thousands) were:

                                                    1995       1994
                                                   ------     ------

         Bagcraft Corporation of America           $   24     $  (33)

         ARTRA GROUP Incorporated                       3         (3)
                                                   ------     ------
                                                   $   27     $  (36)
                                                   ======     ======


4.       INVESTMENTS

At December 31, 1995 the aggregate market value and cost of the investment in the 271,775 shares of ARTRA common stock were $1,665,000 and $1,480,000, respectively. At December 31, 1994, the aggregate market value and cost of the investment in the 277,590 shares of ARTRA common stock were $1,596,000 and $1,530,000, respectively. ARTRA's financial statements as of and for the year ended December 28, 1995 have been separately audited and reported on by independent accountants whose audit report dated April 9, 1996, expressed an unqualified opinion modified to include an explanatory paragraph indicating substantial doubt about the ability of ARTRA to continue as a going concern.


5.       NET APPRECIATION (DEPRECIATION) OF FAIR VALUE OF INVESTMENTS

The  realized   loss  on  disposal  and  changes  in   unrealized   appreciation
(depreciation) of ARTRA common stock for the years ended December 31, 1995 and 1994 (in thousands) were as follows:

                                                            1995       1994
                                                           ------     ------

     Proceeds from sale                                    $  130     $  122

     Less cost                                                163        132
                                                           ------     ------
     Realized loss                                         $  (33)    $  (10)
                                                           ======     ======


     Unrealized appreciation (depreciation)
       at end of year                                      $  185     $   66

     Unrealized appreciation (depreciation)
       at beginning of year                                    66        285
                                                           ------     ------
     Unrealized appreciation (depreciation)
       during the year                                        119       (219)
                                                           ------     ------

     Net appreciation (depreciation) of investments        $   86     $ (229)
                                                           ======     ======

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

                   NOTES TO FINANCIAL STATEMENTS - (continued)




6.       FEDERAL INCOME TAXES

The Plan is intended to be a stock bonus plan qualified under Section 401(a) of the Internal Revenue Code ("Code") and the Trust under the Plan is intended to be exempt from tax under Section 501(a) of the Code. The Plan is also intended to be an Employee Stock Ownership Plan as defined in Section 4975(e)(7) of the Code. The Plan has applied to the Internal Revenue Service ("IRS") for a determination letter which the Plan sponsor believes would confirm the Plan, as designed, is in compliance with the requirements of Section 401(a) of the Code. The Plan sponsor believes the Plan and all amendments to the Plan satisfy the requirements of Section 401 (a) of the Code, both in form and operation, and that the Plan is therefore exempt from Federal income taxes. The Plan will, however, be amended retroactively to June 1, 1990, if required by the IRS, in order to obtain this determination.


7.       RECONCILIATION TO FORM 5500

The financial statements are presented on the accrual basis of accounting. The following reconciles the differences (in thousands) between Internal Revenue Service Form 5500 reporting and the accrual basis financial statements for the years ended December 31, 1995 and 1994.



                                                              1995       1994
                                                            -------    -------

Statement of Net Assets Available for Plan Benefits

  Net assets as reported on Form 5500                       $ 1,676     $ 1,618

  Add distributions payable to terminated participants          --           67
                                                            -------     -------
    Net assets as reported in the financial statements      $ 1,676     $ 1,685
                                                            =======     =======


Statement of Changes in Assets Available for Plan Benefits

  Net decrease as reported on Form 5500                      $    58    $  (457)

  Add distributions payable to terminated participants           (67)        67
                                                             -------    -------
  Net decrease as reported in the financial statements       $    (9)   $  (390)
                                                             =======    =======

                                   SIGNATURES




Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on behalf of the undersigned there unto duly authorized.



                                         ARTRA GROUP INCORPORATED
                                       EMPLOYEE STOCK OWNERSHIP PLAN
                                -------------------------------------------
                                              (Name of Plan)





June 21, 1996              By:               JAMES D. DOERING
                                -------------------------------------------
                                             JAMES D. DOERING
                                        VICE PRESIDENT / TREASURER
                                         ARTRA GROUP INCORPORATED





June 21, 1996              By:                JOHN P. CONROY
                                --------------------------------------------
                                              JOHN P. CONROY
                                 VICE PRESIDENT - CORPORATE ADMINISTRATION
                                         ARTRA GROUP INCORPORATED

                             SUPPLEMENTAL SCHEDULES

                            ARTRA GROUP INCORPORATED
                          EMPLOYEE STOCK OWNERSHIP PLAN

      FORM 5500, ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              at December 31, 1995





                                                             Number of
             Description of Investment                        shares                Cost             Current Value
- -----------------------------------------------------     ----------------     ----------------     ----------------
ARTRA GROUP Incorporated  Common  Stock, no par value         271,775            $ 1,480,000          $ 1,665,000


                            ARTRA GROUP INCORPORATED

                          EMPLOYEE STOCK OWNERSHIP PLAN

            FORM 5500, ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1995

                                   (Unaudited)


                                      Number of         Number of                      Current         Gain
          Description               transactions          shares         Cost           Value         (Loss)
          -----------               ------------          ------         ----           -----         ------
Employer contribution for
  1995 and 1994, received
  in 1995:
    ARTRA GROUP Incorporated
      Common Stock                        2                23,750      $ 113,000      $ 113,000

Sale of investment:
    ARTRA GROUP Incorporated
      Common Stock                       12                29,565      $ 163,000       $130,000     $ (33,000)





Notes: The schedule lists all series of transactions which aggregate in excess of 5% of the Plan's assets at the beginning of the current year, as required by the Department of Labor.